EXHIBIT 99.1

Student Transportation Inc. to Hold Second Quarter Results Conference Call and Webcast

BARRIE, Ontario, Feb. 06, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in safety and North America's largest independent provider of student transportation services, announced it will hold a conference call and live audio webcast on Monday, February 13, 2017 at 2:00 p.m. (ET) to discuss its results for the second quarter of Fiscal Year 2017 ended December 31, 2016.

A news release announcing STI's results will be issued prior to the call.

The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors.

The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565. The live audio webcast will be available at www.RideSTBus.com.

To access the rebroadcast for up to 30 days, visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. With an industry-leading safety rating and the youngest fleet in the business, STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company Contact:

Doug Coupe
Director of Communications & Investor Relations
dcoupe@ridesta.com
843.884.2720